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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                 Selfcare, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   81631R 10 7
                                 (CUSIP Number)



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CUSIP No. 81631R 10 7                      13G                Page 2 of 7 Pages
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1.        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Willard L. Umphrey
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                        (b)  / /
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3.        SEC USE ONLY

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4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
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         NUMBER OF          5.       SOLE VOTING POWER    225,572
          SHARES
                            ----------------------------------------------------
       BENEFICIALLY         6.       SHARED VOTING POWER 249,934(1)
         OWNED BY
                            ----------------------------------------------------
           EACH             7.       SOLE DISPOSITIVE POWER  225,572
         REPORTING
                            ----------------------------------------------------
        PERSON WITH         8.       SHARED DISPOSITIVE POWER 249,934(1)

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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                    475,506
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CUSIP No. 81631R 10 7                13G                      Page 3 of 7 Pages
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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                    /X/
          Such number excludes a warrant to purchase 234,000 shares of Common Stock held by USB' 93 Technology Associates Limited Partnership, a limited partnership whose general partner is USB' 93 Technology, Inc., a corporation whose president and chief executive officer is the Reporting Person. Such number also excludes 70,508 shares of Common Stock and a warrant to purchase 2,272 shares of Common Stock held by a retirement account for the benefit of Leon Okurowski, an affiliate of U.S. Boston Capital Corporation, of which the Reporting Person is one of two trustees. The Reporting Person disclaims beneficial ownership of the foregoing. In addition, such number does not include rights to receive an aggregate of 152,352 shares of Common Stock on the date of the earlier to occur of a change in control of the Issuer or January 15, 2000, which the Reporting Person received upon the cancellation of certain warrants to acquire the same number of shares pursuant to a negotiated transaction. Such number does not include a similar right to receive 47,610 shares of Common Stock held by a retirement account for the benefit of Leon Okurowski, an affiliate of U.S. Boston Capital Corporation, of which the Reporting Person is one of two trustees.

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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   7.9%
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12.       TYPE OF REPORTING PERSON
                    IN
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CUSIP No. 81631R 10 7                  13G                    Page 4 of 7 Pages
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ITEM 1(a).        NAME OF ISSUER:

                  Selfcare, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  200 Prospect Street, Waltham, Massachusetts 02154

ITEM 2(a).        NAME OF PERSON FILING:

                  Willard L. Umphrey

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  14 D North Commons, Lincoln, Massachusetts 01773

ITEM 2(c).        CITIZENSHIP:

                  U.S.A.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share

ITEM 2(e)         CUSIP NUMBER:

                  81631R 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.           OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount beneficially owned:
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CUSIP No. 81631R 10 7                   13G                   Page 5 of 7 Pages
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                  475,506 (of which the Reporting Person has the right to
                  acquire 39,895 shares)

         (b)      Percent of class:

                  7.9%

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote   225,572

         (ii)     Shared power to vote or to direct the vote   249,934(1)

         (iii)    Sole power to dispose or to direct the disposition of  225,572


         (iv) Shared power to dispose or to direct the disposition of 249,572(1)

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.
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CUSIP No. 81631R 10 7                   13G                   Page 6 of 7 Pages
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(1)      Such number includes a warrant to purchase 136,500 shares of Common
         Stock held by the Reporting Person's spouse.
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CUSIP No. 81631R 10 7                    13G                  Page 7 of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             February 13, 1997
                                             ------------------
                                                    Date

                                             /s/ Willard L. Umphrey
                                             ----------------------
                                                    Signature


                                               Willard L. Umphrey
                                             ----------------------
                                                Name/Title